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                                                                   Exhibit 14.01

          Grey Global Group Inc. and Consolidated Subsidiary Companies
                        Code of Ethics - Senior Officers

                                 CODE OF ETHICS
          FOR CHIEF EXECUTIVE AND DESIGNATED SENIOR FINANCIAL OFFICERS

Grey Global Group Inc. ("Grey" or the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations, and the highest standards of business ethics. This commitment includes providing complete and accurate financial disclosure in compliance with applicable laws, rules and regulations. This Code of Ethics, applicable to the Company's Chief Executive Officer, Chief Financial Officer and Controller (who also serves as the Chief Accounting Officer) (together, "Senior Officers"), sets forth specific policies to guide the Senior Officers in the performance of their duties.

Each Senior Officer must comply with applicable laws, rules and regulations. Each Senior Officer also has a responsibility to conduct himself/herself in an honest and ethical manner. He/She has leadership responsibilities that include creating a culture of ethical business conduct and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Grey's Code of Business Conduct, which this Code of Ethics is intended to supplement, sets forth the fundamental principles and key policies and procedures that govern the conduct of Grey's officers and employees. Each Senior Officer must comply with the requirements and standards set forth in the Code of Business Conduct, as well as those set forth in this Code of Ethics, and other applicable policies and procedures.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Each Senior Officer is required to comply with all applicable laws, rules and regulations governing the conduct of Grey's business and to report any suspected violations of applicable laws, rules and regulations to the General Counsel of the Company or to the Chairman or other designated member of the Audit Committee of the Board of Directors ("Audit Committee").

CONFLICTS OF INTEREST

A conflict of interest occurs when private interests interfere with the interests of the Company. The appearance of a conflict of interest occurs when private interests may be reasonably perceived to interfere with the interests of the Company. Each Senior Officer's obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual, apparent or potential conflicts of interest between personal and business relationships. Before a Senior Officer makes any investment, accepts any position or benefits, participates in any transaction or business arrangement or otherwise acts in a manner that may create or appear to create a conflict of interest, he/she must make full disclosure of all facts and circumstances to and obtain the prior written approval of the Chairman of the Audit Committee.

DISCLOSURES

As a public company, Grey is required to file various periodic and other reports with the Securities and Exchange Commission ("SEC"). It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the SEC and in all other public communications made by the Company. Each Senior Officer is required to promote compliance with this policy, and to abide by all Company standards, policies and procedures designed to promote compliance with this policy.

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                                                                   Exhibit 14.01

          Grey Global Group Inc. and Consolidated Subsidiary Companies
                        Code of Ethics - Senior Officers

COMPLIANCE WITH THE CODE

If there are questions about this Code of Ethics, guidance should be sought from the General Counsel or the Chairman or other designated member of the Audit Committee. Known of or suspected violations of this Code of Ethics, must be immediately reported to a member of the Audit Committee. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including termination of employment. The Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

WAIVERS OF THE CODE

If a Senior Officer would like to seek a waiver of the Code of Ethics he/she must make full disclosure of the particular circumstances to the Chairman or other designated member of the Audit Committee. Waivers of the Code will only be granted by the Board of Directors or the Audit Committee. Any waiver or amendment of this Code of Ethics will be publicly disclosed as required under applicable law and regulations.

NO RIGHTS CREATED

This Code is a statement of certain fundamental principles, policies and procedures which govern the Company's Senior Officers in the conduct of Grey's business. It is not intended to and does not create any rights in any employee, or any other person or entity.

ACKNOWLEDGMENT FORM

I have received and read the Code of Ethics for Senior Officers, and I understand its contents. I agree to comply fully with the standards contained in the Code of Ethics and the Company's related policies and procedures. I understand that I have an obligation to report any suspected violations of the Code of Ethics to the Chairman or other designated member of the Audit Committee or the General Counsel.


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